UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-24958

Potomac Bancshares, Inc.
(Exact name of registrant as specified in its charter)

111 East Washington Street, P.O. Box 906, Charles Town, WV 25414-0906 (304) 725-8431
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Registrant is suspending its Section 15(d) reporting obligations
Rule 12g-4(a)(2)	☐	pursuant to Rule 12h-3(b)(1)(i) as permitted pursuant to a
Rule 12h-3(b)(1)(i)	☒	no-action letter dated July 23, 2012, from the Staff of the
Rule 12h-3(b)(1)(ii)	☐	Division of Corporation Finance of the Securities and
Rule 15d-6	☐	Exchange Commission to Registrant.

Approximate number of holders of record as of the certification or notice date:	656

     Pursuant to the requirements of the Securities Exchange Act of 1934, Potomac Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 13, 2012	By:	/s/ Dean Cognetti
Dean Cognetti
SVP and CFO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer or the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.